Exhibit 99.1


                                [GRAPHIC OMITTED]

            ELBIT MEDICAL IMAGING AND ELSCINT UPDATE PARTICIPATION IN
                  JOINT VENTURE FOR TELEVISION CHANNEL TENDER

Tel Aviv, Israel - April 14, 2005 - Elbit Medical Imaging (NASDAQ: EMITF) (the "Company") today announced that, further to its announcement of February 2nd, 2005 regarding the joint participation of the Company and Elscint Ltd. ("ELT"), a controlled subsidiary of the Company, in a joint venture ("Canne"); the Second Television and Radio Authority informed Canne that it was not included among the winning groups in the tender.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through our subsidiary Elscint; and (iii) research and development in the image guided focused ultrasound activities through our subsidiary InSightec - Image Guided Treatment Ltd.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.


Company Contact:                                Investor Contact:
----------------                                -----------------
Marc Lavine, Adv.                               Kathy Price
Elbit Medical Imaging Ltd.                      The Anne McBride Company
+972-3-608-6011                                 +212-983-1702 x212
mlavine@europe-israel.com                       kprice@annemcbride.com